UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

459824-20-7
(CUSIP Number)

Chan Kien Sing
Berjaya Lottery Management (H.K.) Limited
Level 12 (East Wing)
Berjaya Times Square, No. 1, Jalan Imbi,
55100 Kuala Lumpur
Malaysia
011-603-2149 1999
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 459824-20-7

1.	Name of Reporting Person: Berjaya Lottery Management (H.K.) Limited		I.R.S. Identification Nos. of above persons (entities only): (Foreign person - no number available)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,245,317 shares

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 9,245,317 shares

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,245,317 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 71.3%

14.	Type of Reporting Person (See Instructions): HC

CUSIP 459824-20-7

Item 1. Security and Issuer.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on July 7, 1998 (the “Schedule 13D”) with respect to the common stock, no par value per share (the “Shares”), of International Lottery & Totalizator Systems, Inc, a California corporation (the “Issuer”). The principal executive office of the Issuer is located at 2310 Cousteau Court, Vista, California 92081-8346.

Item 2. Identity and Background.
This Schedule is filed by Berjaya Lottery Management (H.K.) Limited, a corporation organized under the laws of the Hong Kong (“Berjaya”), the principal business and offices of which are located at Level 12 (East Wing), Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia.

Berjaya is a subsidiary of Berjaya Sports Toto Berhad, a corporation organized under the laws of Malaysia (“Berjaya Toto.”) The principal business of Berjaya is to serve as an investment holding company for Berjaya Toto.  Berjaya Toto’s registered offices are located at Lot 13-01A, Level 13 (East Wing), Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia, and its principal business consists of investment holding and the provision of management services.

Information as to the identity and background of the directors and executive officers of Berjaya and Berjaya Toto is set forth in Appendix A attached hereto, which is incorporated herein by reference. All such officers and directors are citizens of Malaysia.

None of Berjaya, Berjaya Toto or, to the best knowledge of Berjaya, any of the directors, executive officers or controlling persons of Berjaya or Berjaya Toto has, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Berjaya purchased in the open market the Issuer’s Common Stocks covered by this Schedule 13D between July 7, 1998 and December 15, 1998 for approximately $45,891. The source of funds for the purchases was Berjaya’s working capital.

In addition, pursuant to the terms of the Stock Purchase Agreement dated September 8, 1999, Berjaya purchased 6,933,817 shares of the Issuer’s Common Stock, no par value for the purchase price of $0.75 per share for an aggregate price of approximately $5.2 million, of the Issuer, which increased Berjaya's share ownership to 71.4% then. The purchase was funded from Berjaya’s working capital.

Item 4. Purpose of Transaction.

Berjaya acquired the shares of Common Stock primarily for the following purposes: (i) to provide working capital for the Issuer’s operations, thereby helping to protect Berjaya’s existing investment in the Issuer; and (ii) to increase Berjaya’s equity position in the Issuer.  Berjaya intends to maintain the shares of Common Stock as an investment. However, due to its majority voting Berjaya intends to maintain its shares of Common Stock (the “Shares”) as an investment. Due to its majority voting interest in the Issuer, Berjaya is able to control major decisions of the Issuer’s corporate policy, elect the Issuer’s entire board of directors and determine the outcome of any major transaction or other matters submitted to the Issuer’s shareholders. Shareholders other than Berjaya are therefore likely to have little or no influence on decisions regarding such matters.

Berjaya may acquire additional shares of Common Stock (subject to availability of Common Stock at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer, or otherwise.

Alternatively, Berjaya reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions or otherwise, depending upon the course of actions that Berjaya or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by Berjaya with respect to the Common Stock, it should be noted that the possible activities of Berjaya are subject to change at any time.

On July 15, 2008,  Mr. Rayvin Tan Yeong Sheik was appointed as a new director of the Issuer to fill a vacancy in the Board of Directors of the Issuer.  Mr. Rayvin Tan Yeong Sheik is an Executive Director of the Board of Berjaya Toto since September 2005.

Berjaya plans to purchase in the open market the Issuer’s Common Stocks during the trading window period from July 24 to July 30, 2008. The source of funds for the purchases would be from Berjaya’s working capital.

CUSIP 459824-20-7

Item 5. Interest in Securities of the Issuer.

As of the date hereof, Berjaya is the beneficial owner of 9,245,317 shares, representing 71.3% of the outstanding shares of Common Stock based on 12,962,999 shares of Common Stock outstanding. Berjaya holds all such shares of Common Stock directly of record and possesses sole voting and dispositive power with respect to all of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Berjaya entered into a Stock Purchase Agreement dated September 8, 1999 to purchase 6,933,817 shares of the Issuer’s Common Stock, no par value for the purchase price of $0.75 per share for an aggregate price of approximately $5.2 million, which increased Berjaya's stock ownership to 71.4% as of then.

Item 7. Material to be Filed as Exhibits.

Stock Purchase Agreement dated September 8, 1999.

Signatures

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

BERJAYA LOTTERY MANAGEMENT (H.K.) LIMITED
July 22, 2008	By:	/s/ Chan Kien Sing
Chan Kien Sing
Authorized Signatory